                            May 9, 2013

VIA EDGAR

Kieran G. Brown, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  FSI Low Beta Absolute Return Fund (File Nos. 333-176227 and 811-22595)

Dear Mr. Brown:

On April 23, 2013, FSI Low Beta Absolute Return Fund filed Pre-Effective Amendment No. 2 to its registration statement on Form N-2 with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus, statement of additional information, and Part C (accession number 0001435109-13-000149)(the “Registration Statement”). Following below is a summary of the comments provided by the SEC staff via telephone on Thursday, April 25, 2013 and Monday, April 29, 2013 regarding the Registration Statement and the Fund’s responses to the comments.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

The Fund acknowledges that: (1) the SEC or the SEC staff, acting pursuant to delegated authority in declaring the Registration Statement effective does not prevent the SEC from taking any action with respect to its Registration Statement; (2) the SEC or SEC staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement; and (3) it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please note that the Distributor has received a letter from FINRA stating that it has no objections to the proposed underwriting and other terms and arrangements relevant to the offering of the Units.

Prospectus

1.
COMMENT:  Please incorporate the following bullet point disclosure into the Prospectus cover page and right before the signature line in the subscription agreement.  The disclosure may be modified to reflect the Fund’s policies.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	If you are able to sell your shares, you will likely receive less than your purchase price.

•	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•
We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•	Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount.

RESPONSE: The following disclosure has been incorporated into the Prospectus cover page:

•	Units are not suitable for an investor if the investor needs access to the money it invests. See “Certain Risk Factors” and “Repurchases and Transfers of Units.”

•	An investor in Units (each a “Unitholder”) may not have access to the money it invests for an indefinite period of time.

•	A Unitholder should not expect to be able to sell its Units regardless of how the Fund performs.

•	The Units are not, and are not expected to be, listed for trading on any securities exchange and, to the Fund’s knowledge, there is no, nor will there be, any secondary trading market for the Units.

•
A Unitholder does not have the right to require the Fund to redeem or repurchase its units.  Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Fund’s Board of Trustees (the "Board"), in its sole discretion. The maximum number of Units that will be repurchased by the

•	Fund during any repurchase offer generally is not expected to have a value that exceeds 25% of the Fund’s aggregate NAV on the designated valuation date. See “Repurchase and Transfer of Units.”

•
Units are subject to substantial restrictions on transferability and resale, and may not be transferred or resold except as permitted under the Fund’s Agreement and Declaration of Trust, as may be amended or amended and restated from time to time (the “Declaration of Trust”).

•	Because a Unitholder may be unable to sell its Units, the Unitholder will be unable to reduce its exposure on any market downturn.

Substantially similar disclosure has also been included prior to the signature lines of the Subscription Agreement.

2.
COMMENT: On page 7, it states that “Meritage will invest in Underlying Funds whose assets, collectively, are diversified across asset classes.”   Please modify the disclosure by replacing the term “diversified” with alternative disclosure.  Please also make similar updates throughout the Prospectus and SAI.

RESPONSE:  The disclosure has been modified by replacing the term “diversified” with the term “invested”.  We also reviewed the Prospectus and SAI and replaced references to “diversification” or derivatives thereof with alternative disclosure, as applicable.  References to “diversification” in the following sections were not modified: (1) Prospectus: “Prospectus Summary – Taxation” and “Certain Tax Considerations” and (2) SAI: “Certain Tax Considerations”.  References to “diversification” in these sections are specific to the asset diversification requirements with which the Fund must comply in order to qualify as a regulated investment company under Subchapter M of the Code.

3.
COMMENT: The Prospectus states that the Fund may utilize borrowing and significant leverage.  Accordingly, disclose in a footnote to the Fee Table the estimated borrowing and leverage costs to be borne by the Fund during its initial fiscal year.  Also, add a footnote to the Fee Table setting forth the estimated net assets upon which “Other Expenses” is based.

RESPONSE:  The Prospectus section entitled “Investment Risks – Borrowing and Use of Leverage” and the SAI section entitled “Investment Policies and Procedures – Use of Leverage” each have been revised to clarify the Fund’s intended use of borrowing and leverage as follows:

To the extent permitted by the 1940 Act, the Fund may borrow to fund the repurchase of Units and may utilize leverage to implement the Beta Exposure.  While the Fund has no present intention to utilize borrowing or leverage for other purposes, the Fund reserves the right to borrow or utilize leverage for investment strategy purposes, to facilitate the purchase of investments, or for various cash management purposes in the future.

Consistent with the above disclosure, and in response to the staff’s comments with respect to the Fee Table, the disclosure contained in Footnote 3 to the table has been deleted in its entirety and replaced with the following disclosure:

“Other expenses” are estimated based on Fund average net assets of $25,000,000 and estimated expenses for the current fiscal year.  The Fund does not expect to incur any borrowing or leverage expenses during its first year of operations.

4.      COMMENT:  Footnote 5 to the Fee Table states that Fund expenses reimbursed and/or management fees reduced by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reimbursement or reduction was made (“Reimbursements”). Please revise Footnote 5 to make it clear that Reimbursements may only be recouped if such recoupment can be achieved within the expense limit for the fiscal year in which the management waiver or reimbursement was made.

RESPONSE:  The disclosure contained in Footnote 5 has been deleted in its entirety and replaced with the following disclosure:

The Adviser has contractually agreed to waive the management fee and/or reimburse expenses to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses) to not more than 1.60% of the Fund’s average monthly net assets (“Expense Limit”) through December 31, 2014.  This waiver lowers the expense ratio and increases overall returns to investors. Net Expenses may increase if the exclusions noted above apply.  Expenses reimbursed and/or fees reduced by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reimbursement or reduction was made if such recoupment can be achieved within the foregoing Expense Limit. The agreement to waive management fees and/or reimburse expenses may be terminated, after having been in effect for at least one (1) year, at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of the Fund, or (ii) the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld. No such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees and/or reimbursed expenses with respect to periods prior to such termination.

5.
COMMENT: Item (iii) of the Expense Example states as follows: “operating expenses and net expenses remain the same (except as noted below).”  Please incorporate the exceptions suggested by the parenthetical in the disclosure set forth in the Expense Example.

RESPONSE:  Item (iii) of the Example has been deleted in its entirety and replaced with the following disclosure:

(iii) operating expenses and net expenses remain as stated in the previous table”

6.
COMMENT: Footnote 5 to the Fee Table sets forth the circumstances under which Reimbursements may be recouped by the Adviser.  Please incorporate similar disclosure, as modified in response to Comment 3, into the Notes to the Statement of Assets and Liabilities to the Fund’s Statement of Assets and Liabilities (April 19, 2013)(“Notes”).

RESPONSE:  “Note 3. Advisory Fees, Servicing Fees and Other Transactions – Investment Adviser” to the Notes has been deleted in its entirety and replaced by the disclosure set forth in response to Comment 4.

Statement of Additional Information

1.
COMMENT: The final paragraph of the section entitled “Investment Policies and Practices – Derivatives” states as follows: “The Fund has claimed an exemption from the Commodity Pool Operator (“CPO”) registration and disclosure requirements under the rules of the CFTC and therefore is not subject to regulation or registration as a CPO.”  Please clarify that the Adviser and not the Fund would be required to register as a commodity pool operator absent the applicability of an exclusion for the Fund from the definition of “commodity pool operator.”

RESPONSE:  The disclosure referenced in the staff’s comment has been deleted and replaced in its entirety with the following disclosure:

The Fund has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) under the Commodity Exchange Act, as amended, and therefore the Adviser is not subject to registration and regulation as a CPO with respect to investment advisory services rendered to the Fund.

Corresponding updates have also been made to the Prospectus.

*      *      *      *      *

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7295.

Kind regards,

/s/Leslie K. Klenk

Leslie K. Klenk, Esq.

cc:           Gary W. Gould, FSI Low Beta Absolute Return Fund